AB
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[redacted]

12014491

CRD: 101640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
Section
FEB 29 2012
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Henderson Global Investors Equity Planning, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

737 North Michigan Avenue, Suite 1700
(No. and Street)

Chicago	IL	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116-5072
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28

OATH OR AFFIRMATION

I, Douglas G. Denyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Henderson Global Investors Equity Planning, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNE E. WODOPIAN
NOTARY PUBLIC
MY COMMISSION EXPIRES OCT. 31, 2015

Signature

Treasurer & Financial Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Year Ended December 31, 2011

With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Financial Statements and Supplemental Information

Year Ended December 31, 2011

Contents

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Henderson Global Investors Equity Planning, Inc.

We have audited the accompanying statement of financial condition of Henderson Global Investors Equity Planning, Inc. (the "Company") as of December 31, 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Henderson Global Investors Equity Planning, Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

February 24, 2012

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Statement of Financial Condition

December 31, 2011

Assets		
Cash	$	85,408
Receivable from parent company		14,561
Prepaid expenses		9,622
Total assets	$	109,591
Liabilities and stockholder's equity		
Accrued professional fees	$	25,798
Total liabilities		25,798
Common stock, $1 par value, 100 shares authorized, issued and outstanding		100
Paid-in capital		144,840
Accumulated loss		(61,147)
Total stockholder's equity		83,793
Total liabilities and stockholder's equity	$	109,591

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Statement of Operations

Year Ended December 31, 2011

Revenue	
Placement fees	$ 75,000
Interest income	2
Total revenue	75,002
Expenses	
Regulator fees	31,880
Professional fees	51,848
Other	3,503
Total expenses	87,231
Net loss before income tax benefit	(12,229)
Tax benefit	4,337
Net loss after taxes	$ (7,892)

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Statement of Changes in Stockholder's Equity

	Common Stock	Paid-in Capital	Accumulated Income/(Loss)	Total
Balance at January 1, 2011	$ 100	$ 144,840	$ (53,255)	$ 91,685
Net loss	–	–	(7,892)	(7,892)
Balance at December 31, 2011	$ 100	$ 144,840	$ (61,147)	$ 83,793

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Statement of Cash Flows

Year Ended December 31, 2011

Cash flows from operating activities	
Net loss	$ (7,892)
Adjustment to reconcile net loss to net cash used in operating activities:	
Change in assets and liabilities:	
Decrease in receivable from parent company	6,813
Increase in prepaid expenses	(2,515)
Decrease in payable to parent company	(8,571)
Increase in accrued professional fees	826
Net cash used in operating activities	(11,339)
Cash, beginning of year	96,747
Cash, end of year	$ 85,408

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Notes to Financial Statements

December 31, 2011

1. Organization and Operations

Henderson Global Investors Equity Planning, Inc. (the "Company"), was incorporated on April 29, 1999, and on that same date, Henderson Global Investors (North America) Inc. ("HGINA") acquired 100% of its outstanding stock. HGINA is a wholly-owned subsidiary of Henderson International Inc. ("HII"). Henderson Group plc is the ultimate parent company of HGINA and HII. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is registered to do business in Canada as an international advisor. The Company serves as a placement agent in connection with the offer and sale of interests in privately-offered vehicles.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States. Significant accounting policies are as follows:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist principally of cash on deposit with financial institutions and highly liquid short-term instruments having original maturity dates of three months or less at the time of purchase.

Revenue Recognition

Placement fees received in connection with capital-raising services to certain privately-offered investment vehicles are recognized as revenue when services are performed. Interest income earned on cash and cash equivalents is recorded on an accrual basis.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The operations of the Company are included with those of Henderson International Inc. ("HII") in the filing of a consolidated Federal income tax return. HII computes its income tax provision on a separate-entity basis using the liability method in accordance with Accounting Standards Codification (ASC) 740, *Income Taxes* ("ASC 740"). HII allocates income tax expense or benefit to the Company as if the Company filed a separate return. Under the liability method, the Company recognizes deferred tax assets, subject to valuation allowances, and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established if it is more likely than not that all or a portion of the net deferred tax assets will not be realized.

The Company is a party to a tax sharing agreement. Under the agreement, the Company shall pay to HII an amount equal to the sum of the Company's federal income tax liability for such taxable year as shown on a pro forma federal return plus a net amount reasonably determined by HII to cover the Company's Federal income tax liabilities attributable to current or prior years that is not otherwise reflected in the Company's pro forma federal returns for such years. The Company's tax liabilities with HII as a result of the tax sharing agreement will be reflected in the financial statements as a payable to the parent company. In the event the Company has a net operating loss, HII shall pay an amount equal to the tax benefit shown on the pro forma tax returns. The Company's tax benefits with HII as a result of the tax sharing agreement will be reflected in the financial statements as a receivable to the parent company.

The Company has adopted the provision of ASC 740, formerly known as Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*. Generally, ASC 740 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with existing income tax accounting standards. ASC 740 prescribes certain thresholds and attributes for the financial statements recognition and measurement of tax positions taken, or expected to be taken, in a tax return. The application of the provisions of the Interpretation has not had a material impact on the Company's financial position or results of operations. The Company is subject to examination by U.S. Federal and state tax authorities for returns filed for the prior four fiscal years 2007 through 2010.

3. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"). Pursuant to SEC Rule 15c3-1, the Company is required to maintain minimum net capital and an aggregate indebtedness not to exceed 1500% of its net capital, as defined under such provisions. At December 31, 2011, the Company had net capital of $59,610, which was $54,610 in excess of its required net capital of $5,000 and aggregate indebtedness of 43% of its net capital.

4. Related Party Transactions

The Company has a cost sharing agreement ("Agreement") with HGINA, whereby HGINA pays all overhead expenses of the Company. These expenses are based on overhead allocated to certain designated employees of HGINA who are deemed to be directly involved with the Company's daily operations. In accordance with this Agreement, the Company has no legal obligation to repay HGINA for any of these expenses paid by HGINA. If the Company was a stand-alone entity results could be materially different.

During 2011, the Company earned $75,000 in placement fees for services provided to an affiliated entity.

5. Income Taxes

The Company computes its tax expense or benefit using the consolidated federal statutory rate of 34%. Pursuant to the tax sharing agreement, under which HII has agreed to reimburse the Company for income tax benefits, the Company recognized an income tax benefit of $4,139 relating to the current year loss. Amounts receivable relating to the settlement of the income tax benefits are reflected as receivable from parent company on the statement of financial condition.

5. Income Taxes (continued)

Significant components of income tax benefit (expense) are as follows:

	2011
Current:	
Federal	$ 3,933
State	206
Total current	4,139
Deferred:	
Federal	154
State	44
Total deferred	198
Net benefit	$ 4,337

The effective rate at which taxes are provided differs from the statutory rate of 34% due to the provision for state taxes including a change in the state rate at which deferred taxes are valued.

Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences, such as accrued expenses, in accordance with ASC 740. The Company recognizes the federal and state deferred taxes associated with such temporary differences. The deferred tax asset of $4,987 relates to accrued service liabilities. There are no deferred tax liabilities at December 31, 2011.

No valuation allowance has been provided as it is more likely than not, based on an evaluation of currently available information and the operation of the tax sharing agreement, that the deferred tax assets will be realized.

The Company would record interest and penalties related to income taxes as a component of income tax expense. The Company recorded no interest or penalties related to uncertain tax positions at December 31, 2011. Based upon the timing and status of its current examinations by taxing authorities, the Company does not believe that it is reasonably possible that any changes to the balance of unrecognized tax benefits occurring within the next 12 months will result in a significant change to the results of operations, financial condition or liquidity. In addition, the Company does not anticipate that there will be additional payments made or refunds received within the next 12 months with respect to the years under audit.

5. Income Taxes (continued)

The earliest Federal tax year open for examination is 2008. The earliest open years in the Company's major state tax jurisdictions are 2008 for Massachusetts and 2007 for Connecticut. The Company does not believe that any adjustment from any open tax year will result in a material change in the Company's financial position.

6. Subsequent Events

In preparing these financial statements, management has evaluated the impact of all subsequent events and transactions for potential recognition or disclosure. Other than the following, there were no subsequent events requiring recognition of disclosure in the financial statements.

In 2012, the Company will assume the placement agent and distribution agreements originally entered into by an affiliated broker-dealer within the Henderson Global plc organization.

Supplemental Information

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2011

Computation of net capital		
Total ownership equity (from statement of financial condition)	$	83,793
Total ownership equity qualified for net capital	$	83,793
Deductions and/or adjustments:		
Nonallowable assets:		
Receivable from parent company		(14,561)
Prepaid expenses		(9,622)
Net capital	$	59,610
Computation of basic net capital requirement		
Net capital requirement (pursuant to Rule 15c3-1(a)(2)(vi))	$	5,000
Excess net capital	$	54,610

There are no material differences between the preceding computation and the Company's most recent corresponding unaudited Part II of Form X-17A-5 as of December 31, 2011.

Schedule II

Henderson Global Investors Equity Planning, Inc.

(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Statement Regarding Rule 15c3-3

December 31, 2011

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

Supplementary Report

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Henderson Global Investors Equity Planning, Inc.

In planning and performing our audit of the financial statements of Henderson Global Investors Equity Planning, Inc. (the Company) as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

ERNST & YOUNG LLP

February 24, 2012

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 141,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve their potential.

For more information, please visit www.ey.com.

Ernst & Young refers to the global organization of member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. This Report has been prepared by Ernst & Young LLP, a client serving member firm located in the United States.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052105 FINRA DEC
HENDERSON GLOBAL INVESTORS 19*19
737 N MICHIGAN AVE STE 1700
CHICAGO IL 60611-6652

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 188.00

B. Less payment made with SIPC-6 filed (exclude interest) (0)

____
Date Paid

C. Less prior overpayment applied (25.00)

D. Assessment balance due or (overpayment) 163.00

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 163.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 163.00

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Henderson Global Investors Equity Planning, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27th day of February, 2012.

Treasurer + Financial Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 20 11
and ending 12/31, 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 75,000

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. 0

(2) Net loss from principal transactions in securities in trading accounts. 0

(3) Net loss from principal transactions in commodities in trading accounts. 0

(4) Interest and dividend expense deducted in determining item 2a. 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. 0

(7) Net loss from securities in investment accounts. 0

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 0

(2) Revenues from commodity transactions. 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 0

(4) Reimbursements for postage in connection with proxy solicitation. 0

(5) Net gain from securities in investment accounts. 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ 0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) 2

Total deductions 0

SEC Mail Processing Section

FEB 29 2012

Washington, DC
110

2d. SIPC Net Operating Revenues $ 75,002

2e. General Assessment @ .0025 $ 188

(to page 1, line 2.A.)